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Washington, D.C. 20549
MAR 05 2018
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66481

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Universal Financial Services INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

#33 BOLIVIA STREET, 6TH FLOOR
(No. and Street)

SAN JUAN	PR	00917-2011
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JOSE C BENITEZ-ULMER (787) 706-7339
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG PUERTO RICO, LLP
(Name – *if individual, state last, first, middle name*)

PLAZA 273, 10TH FLOOR, 273 PONCE DE LEON AVE.	SAN JUAN	PR	00917-1951
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

GX

OATH OR AFFIRMATION

I, JOSE C. BENITEZ-ULMER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of UNIVERSAL FINANCIAL SERVICES, INC., as of DECEMBER 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

AFF 9163

Sello

9397
11/30/2017
$5.00
Sello de Asistencia Legal
00279-2017-1130-33137479

RECIBO

18-AA933501

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Financial Statements and Schedules

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Table of Contents

EY
Building a better
working world

Ernst & Young LLP
Plaza 273, 10th Floor
273 Ponce de León Avenue
San Juan, PR 00917-1951

Tel +1 787 759 8212
Fax +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors of
Universal Financial Services, Inc.

We have audited the accompanying statement of financial condition of Universal Financial Services, Inc. (the Company) as of December 31, 2017, and the related statements of statement of operations, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Universal Financial Services, Inc. at December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The accompanying information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst + Young LLP

We have served as the Company's auditor since 2018.

February 28, 2018

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Financial Condition

December 31, 2017

Assets		
Cash and cash equivalents	$	1,144,542
Due from affiliate		46,778
Prepaid expenses and other assets		9,344
Total assets	$	1,200,664
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued liabilities	$	4,053
Income tax payable		23,678
Due to affiliate		513
Total liabilities		28,244
Stockholder's equity:		
Common stock, $10 par value – authorized, 100,000 shares; issued and outstanding, 10,000 shares		100,000
Preferred stock, $100 par value - authorized, 5,000 shares; issued and outstanding, 0 shares		—
Retained earnings		1,072,420
Total stockholder's equity		1,172,420
Total liabilities and stockholder's equity	$	1,200,664

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Operations

Year ended December 31, 2017

Revenues:		
Investment advisory fees	$	618,812
Commissions		47,061
Interest income		701
Total revenues		666,574
Expenses:		
Administrative service fees		180,000
Commissions		12,254
Professional services		6,597
Brokerage fees		2,635
Occupancy		2,051
Other		20,770
Total expenses		224,307
Income before income tax expense		442,267
Income tax expense		156,984
Net income	$	285,283

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2017

		Common stock	Additional paid-in capital	Retained earnings	Total
Balance – December 31, 2016	$	100,000	—	787,137	887,137
Net income		—	—	285,283	285,283
Balance – December 31, 2017	$	100,000	—	1,072,420	1,172,420

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net income	$	285,283
Reconciliation of net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Increase in due from affiliate		(3,584)
Decrease in prepaid expenses and other assets		1,191
Decrease in accounts payable and accrued liabilities		(30,775)
Increase in income tax payable		23,679
Net cash provided by operating activities		275,794
Net increase in cash and cash equivalents		275,794
Cash and cash equivalents – beginning of year		868,748
Cash and cash equivalents – end of year	$	1,144,542
Income taxes paid	$	131,360

See accompanying notes to financial statements.

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2017

Increases:		
Secured demand note collateral agreements	$	—
Issuance of subordinated notes		—
Decreases:		
Payment of subordinated notes		—
Subordinated borrowings at December 31, 2017	$	—

See accompanying notes to financial statements.

(1) Reporting Entity

Universal Financial Services, Inc. (the Company) is a wholly owned subsidiary of Universal Group, Inc. (the Parent Company). The Company was created to assist Universal Life Insurance Company (Universal Life), an affiliated entity, in its efforts to issue variable annuities, which Universal Life offers through the Company or other broker-dealer firms. The Company is a member of the Financial Industry Regulation Authority, Inc. (FINRA), formerly known as the National Association of Securities Dealers, Inc. (NASD). The Company was incorporated on October 28, 2004, and operates principally in the Commonwealth of Puerto Rico. The distribution of the variable annuities began on March 1, 2007.

The Company is a registered Broker-Dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934 and claims exemption under Section (k)(1) of the reserve requirement under Securities and Exchange Commission (SEC) Rule 15c3-3. In addition, the Company is licensed by the Office of the Commissioner of Financial Institutions of the Commonwealth of Puerto Rico as a Broker-Dealer and as an eligible similar institution under Regulation 5105.

(2) Summary of Significant Accounting Policies

(a) Accounting Principles

The accompanying financial statements have been prepared in accordance with U.S generally accepted accounting principles (GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(c) Recognition of Revenue and Expenses

Investment advisory fees are earned as services are provided and are determined on the basis of the average daily net asset value of the underlying investments. Commission income and expense are recorded on a trade date basis as customers' securities transactions occur. Administrative and other expenses are recognized as incurred.

(d) Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2017, include an overnight sweep account and cash on deposit.

(e) Allowance for Bad Debts

An allowance for bad debts is established to provide for probable losses inherent in receivables. The allowance for bad debts is established upon management's assessment of probabilities of collection of receivables. Increases in the allowance are charged to operations. Management has concluded that

an allowance for bad debts was not necessary at December 31, 2017 as the risk of loss is not significant.

(f) Income Taxes

The Company accounts for income taxes under the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, *Income Taxes*, which requires the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences of temporary differences by applying enacted statutory tax rates applicable to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities.

The Company recognizes and measures its tax positions taken or expected to be taken in a tax return based on a more-likely-than-not threshold. Interest and penalties related to income tax exposures are recognized as a component of the provision for income taxes.

(g) Pending adoption

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. Subsequently, the FASB has issued further ASUs (collectively, the "ASUs") for purposes of amending or clarifying that guidance. ASU 2014-09 establishes principles for revenue recognition that apply to all contracts with customers except those relating to financial instruments, leases and insurance contracts and requires an entity to recognize revenue as performance obligations are satisfied. In particular, the standard now specifies that variable consideration is only recognized to the extent that it is highly probable that a significant reversal will not occur when the uncertainty associated with the variable consideration is subsequently resolved. It also provides guidance on when revenues and expenses should be presented on a gross or net basis and establishes a cohesive set of disclosure requirements for information on the nature, amount, timing and uncertainty of revenue and cash flows from contracts with customers. The Company adopted the standard as of its mandatory effective date on January 1, 2018, and applied it on a modified retrospective basis. There will be a change in the way that certain fee and commission income and expense is presented based on whether the Company is acting as principal or agent in accordance to the guidance provided by the standards.

The Company has determined that ASU 2014-09 will not have a material impact on its financial statements.

In August 2016, the FASB issued ASU 2016-15, Classification of Certain Cash Receipts and Cash Payments (a consensus of the Emerging Issues Task Force). This ASU addresses how certain cash receipts and cash payments are presented and classified in the statement of cash flows under Topic 230, Statement of Cash Flows, and other Topics. The Company adopted the standard as of its mandatory effective date on January 1, 2018.

This guidance will not have a material impact on the Company's statement of cash flow.

(h) Subsequent Events

Management has evaluated subsequent events up to February 28, 2018, the date the financial statements were available to be issued.

(3) Net Capital Requirements

The Company, as a registered Broker-Dealer of securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-l (the Rule). Accordingly, the Company is required to maintain "net capital", as defined, equal to the greater of $25,000 or 6 ⅔% of "aggregate indebtedness," as those terms are defined in the Rule. At December 31, 2017, the Company's net capital, as defined, of $1,074,177 was $1,091,298 in excess of the required net capital of $25,000. The Company's ratio of aggregate indebtedness to net capital was 0.03 to 1.

(4) Related-Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies.

Effective January 1, 2017, the Company entered into an administrative services agreement with Universal Life. During 2017, administrative service fees charged to the Company amounted to $180,000.

The Company entered into an agreement on March 1, 2007, as amended on October 15, 2012, with Universal Life to provide investment advisory services. Investment advisory fees for the year ended December 31, 2017, amounted to $618,812. Investment advisory fees due from Universal Life are included as part of the amount due from affiliates in the accompanying statement of financial condition.

The Company also entered into an agreement on March 1, 2007, with Universal Life to sell Universal Life's variable annuity products. Commission income earned from the sale of Universal Life's variable annuity products during the year ended December 31, 2017, amounted to $45,900.

The statement of financial condition as of December 31, 2017, includes a receivable from Universal Life of $46,778 which $8,399 relates to commission due to the Company.

The Company is a member of a group of affiliated companies. The Company has significant transactions with members of the affiliated group at terms arranged by management of the affiliated group, and accordingly, the financial statements may not necessarily be indicative of the condition that would have existed or the results of operations if the Company had been operated as an unaffiliated company.

(5) Income Taxes

The Company is only subject to Puerto Rico regular tax or the alternative minimum tax, whichever is higher. On June 30, 2013, the Commonwealth of Puerto Rico enacted Act No. 40, which is an applicable retroactive to taxable years commencing after December 31, 2012. Act No. 40 increased the maximum effective corporate income tax rate from 30% to 39% and the alternative minimum tax rate from 20% to 30%.

For the year ended December 31, 2017, the current provision for income taxes amounted to $156,984. The difference between the expected tax of 39% and actual was due to surtax tax exemption. There were no temporary differences for 2017. Income tax payable as of December 31, 2017 amounted to $23,678.

As of December 31, 2017, the Company concluded that there are no uncertain tax positions as such term is defined in FASB ASC 740 and has no accrued income tax related interest and/or penalties in the accompanying statement of financial condition.

The Company is potentially subject to income tax audits in the Commonwealth of Puerto Rico for taxable years 2012 to 2017, until the applicable statutes of limitations expire. Tax audits by their nature are complex and can require several years to complete.

(6) Commitment

At December 31, 2017, the Company has an obligation under a noncancelable office space lease with the Parent Company, which expires on October 31, 2018. The lease agreement may be automatically renewed for additional one-year periods. Future lease payments under the lease agreement amount to approximately $2,051 for 2018. The lease expense for the year ended December 31, 2017, was $2,051, of which $513 remains as due to affiliate at December 31, 2017.

(7) Significant Concentrations of Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. Credit risk on this financial instrument is partially mitigated by depositing the funds with a federally insured financial institution.

All of the cash balance outstanding as of December 31, 2017 is deposited with a local financial institution. This cash balance is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. The balance at times generally is in excess of federally insured limits. At December 31, 2017, cash in bank exceeded the federally insured limits by $894,542.

SCHEDULE I

UNIVERSAL FINANCIAL SERVICES, INC.

(A Wholly Owned Subsidiary of Universal Group, Inc.)
Supplemental Schedule of Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c3-1 Under Securities Exchange Act of 1934
Year ended December 31, 2017

Computation of Net Capital

Total stockholder's equity from Statement of Financial Condition		$1,172,420
Deduct: Stockholder's equity not allowable for net capital		0
Total stockholder's equity qualified for net capital		1,172,420
Add: Allowable subordinated liabilities		0
Other (deductions) or allowable credits		0
Total capital and allowable subordinated liabilities		1,172,420
Deductions and/or charges:		
Total nonallowable assets	56,122	
Capital charges for spot and commodity futures	0	
Other deductions and/or charges	0	56,122
Other additions and/or allowable credits		0
Net capital before haircuts on securities positions		1,116,298
Net capital		$1,116,298
Computation of Basic net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness) (15 to 1 ratio)		$1,883
Minimum dollar requirement		$25,000
Net capital requirement (greater of two amounts above)		$25,000
Net capital		$1,116,298
Excess net capital		$1,091,298
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar requirement		$1,086,298
Computation of Aggregate Indebtedness		
Aggregate indebtedness from Statement of Financial Condition		$28,244
Add: Drafts for immediate credit		0
Market value of securities borrowed where no equivalent is paid or credited		0
Other		0
Total aggregate indebtedness		$28,244
Ratio: Aggregate indebtedness to net capital		2.53%
Schedule of Nonallowable Assets		
Account Receivable from affiliates		46,778
Other Unsecured receivables		0
Prepaid expenses and other assets		9,344
Total nonallowable assets		56,122

The above computation of net capital does not differ materially of net capital as of December 31, 2017 as filed on Form X-17A-5 Part II.

See accompanying report of independent registered public accounting firm.

There are no difference between the amounts presented above and the amounts presented in the Company's December 31, 2017, refiled FOCUS on February 28, 2018.

SCHEDULE II

UNIVERSAL FINANCIAL SERVICES, INC.
(A Wholly Owned Subsidiary of Universal Group, Inc.)
Computation of Reserve Requirements Pursuant to Rule 15c3-3 and
Information Related to Possession and Control Requirements Pursuant to Rule 15c3-3
Year ended December 31, 2017

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

See accompanying report of independent registered public accounting firm.

EY
Building a better
working world

Ernst & Young LLP
Plaza 273, 10th Floor
273 Ponce de León Avenue
San Juan, PR 00917-1951

Tel +1 787 759 8212
Fax +1 787 753 0808
ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Management of
Universal Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Universal Financial Services' Exemption Report, in which (1) Universal Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (k):(1), (the "exemption provisions") and (2) the Company stated that it met the identified exemption provision(s) throughout the most recent fiscal year ended December 31, 2017 without exception. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 28, 2018

Universal Financial Services
#33 calle Bolivia Piso 6 Suite 601 San Juan P.R. 00917-2011
PO Box 2171 San Juan Puerto Rico 00922-2171
T: (787) 706-7095 F: (787) 625-7379 www.miuniversalpr.com

UNIVERSAL
Financial
Services

Universal Financial Services' Exemption Report

Universal Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of my knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1)

(2) The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3 (k)(1) throughout the most recent fiscal year ended December 31, 2017 without exception.

I, José C. Benitez-Ulmer, swear (or affirm) that, to my best knowledge and belief, this Exemption report is true and correct.

By: ______________________
President
Universal Financial Services

Date: 1/18/18

UNIVERSAL
Life™

Universal Life Insurance Company

33 Calle Bolivia Piso #6, San Juan, PR 00917
PO Box 2145, San Juan PR 00922-2145
T: (787) 706-7095 F: (787) 625-7379
www.miuniversalpr.com